September 18, 2013

Jeanne Bennett
Division of Corporation Finance
U.S. Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

Re:	China BAK Battery, Inc.
Form 10-K for the Fiscal Year Ended September 30, 2012
Filed December 31, 2012
Form 10-Q for the Quarterly Period Ended June 30, 2013
Filed August 19, 2013
File No. 001-32898

Dear Ms. Bennett:

On behalf of China BAK Battery, Inc. (the “Company”), we hereby submit the Company’s responses to the comments of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”), dated September 6, 2013, with respect to the above-referenced Form 10-K for the fiscal year ended September 30, 2012 (the “Form 10-K”) and the Form 10-Q for the quarterly period ended June 30, 2013 (the “Form 10-Q”).

For the convenience of the Staff, a summary of the Staff’s comments is included and is followed by the corresponding response of the Company. References in this letter to “we,” “us” and “our” refer to the Company, and “you” and “your” refer to the Staff, unless the context indicates otherwise.

Form 10-Q for the Quarterly Period Ended June 30, 2013

Note 3. Trade Accounts Receivable, net, page F-14

1.

Please provide us with a quarterly roll-forward of your allowance for doubtful accounts for each quarter in fiscal years 2012 and 2013. Separately show us (i) the gross provision for doubtful debts recorded to the statement operations during the quarter, (ii) any recoveries of prior period losses recorded in the quarter, (iii) the amount of accounts receivable balances charged-off in the quarter, and (c) the foreign exchange adjustment. Please quantify and describe each significant item recovered in the quarter, including whether amounts recovered were through cash collection or other arrangements.

Jeanne Bennett
September 18, 2013

COMPANY RESPONSE: In response to the Staff’s comment, we provide the quarterly roll-forward of the allowance for doubtful accounts for each quarter in fiscal years 2012 and 2013 as follows:

	Q1	Q2	Q3	Q4
Fiscal 2012	12/31/2011	3/31/2012	6/30/2012	9/30/2012
	Note 3 of	Note 3 of	Note 3 of	Note 4 of
	Form 10-Q	Form 10-Q	Form 10-Q	Form 10-K
	filed on	filed on	filed on	filed on
	February 8,	May 10,	August 9,	December 31,
	2012	2012	2012	2012
	$	$	$	$
Beginning of fiscal 2012	26,494,550	26,494,550	26,494,550	26,494,550
(i) Gross provision for the period (year to date)	498,325	3,110,976	11,244,800	21,910,366
(ii) Recoveries by:-
- Cash	-	-	-	-
- Others	-	-	-	-
Charged to the condensed consolidated statements of comprehensive income	498,325	3,110,976	11,244,800	21,910,366
(Comment #2 below)
(iii) Write off	-	-	(15,650,385)	(15,627,742)
(c) Foreign exchange adjustment	334,613	402,636	152,210	467,254
End of quarter	27,327,488	30,008,162	22,241,175	33,244,428

	Q1	Q2	Q3
Fiscal 2013	12/31/2012	3/31/2013	6/30/2013
	Note 3 of	Note 3 of	Note 3 of
	Form 10-Q/A	Form 10-Q/A	Form 10-Q
	filed on	filed on	filed on
	August 23,	August 23,	August 19,
	2013	2013	2013
	$	$	$
Beginning of fiscal 2013	33,244,428	33,244,428	33,244,428
(i) Gross provision for the period (year to date)	6,339,031	3,960,154	8,614,643
(ii) Recoveries by:
- Cash	-	-	-
- Others (recoveries by return of products from customers) (a)	-	(6,097,786)	(14,462,196)
Charged (credited) to the condensed consolidated statements of comprehensive income (Comment #2 below)	6,339,031	(2,137,632)	(5,847,553)
(iii) Write off	-	-	-
(c) Foreign exchange adjustment	308,641	424,882	742,809
End of quarter	39,892,100	31,531,678	28,139,684

Jeanne Bennett
September 18, 2013

(a)

The bad debt recovery/reversal of US$14.5 million for the nine months ended June 30, 2013 was mainly due to returns of products from customers, which receivable balance has been previously impaired. The Company requested the delinquent customers either pay or return any unsold goods back to the Company. The Company reversed the related bad debt provision and treated the amount as an offset to sales (sales return). The inventories were written down to market at the time they were returned.

2.	Further, please reconcile the amounts provided in your roll-forward to the provision for (reversal of) doubtful debt amounts presented in your statements of cash flows for each of periods then ended.

COMPANY RESPONSE: In response to the Staff’s comment, we provide the reconciliation from the roll-forward to the provision for (reversal of) doubtful debt amounts presented in the statements of cash flows for each of periods then ended as follows:

	Q1	Q2	Q3	Q4
Fiscal 2012	12/31/2011	3/31/2012	6/30/2012	9/30/2012
	Form 10-Q	Form 10-Q	Form 10-Q	Form 10-K
	filed on	filed on	filed on	filed on
	February 8,	May 10,	August 9,	December 31,
	2012	2012	2012	2012
	$	$	$	$
Accounts receivable provision for the period (year to date)	498,325	3,110,976	11,244,800	21,910,366
(Comment #1 above)
Other receivables provision for the period (year to date)	555,614	575,561	537,682	594,956
				(note 6 to Form 10-K	)
Provision for doubtful debts for the period (year to date), presented in the condensed consolidated statement of cash flows	1,053,939	3,686,537	11,782,482	22,505,322

Jeanne Bennett
September 18, 2013

	Q1	Q2	Q3
Fiscal 2013	12/31/2012	3/31/2013	6/30/2013
	Form 10-Q/A filed	Form 10-Q/A	Form 10-Q
	on	filed on	filed on
	August 23, 2013	August 23, 2013	August 19, 2013
	$	$	$
Accounts receivable provision (recovery) for the period (year to date)	6,339,031	(2,137,632)	(5,847,553)
(Comment #1 above)
Other receivables provision (recovery) for the period (year to date)	(58,958)	(4,453)	759,903
	(note 5 to Form 10-Q/A )	(note 5 to Form 10-Q/A )	(note 5 to Form 10-Q	)
Write off of deferred revenue	(80,008)	-	-
Provision for (reversal of) doubtful debts for the period (year to date). presented in the condensed consolidated statement of cash flows	6,200,065	(2,142,085)	(5,087,650)
			(page 11 of Form 10-Q, in response to Comment #3 below	)

Item 2. Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 3

3.

We refer to your discussion of the bad debt provision on pages 8 and 11 where the amounts disclosed for your provision for bad debts and the reversals do not agree to the amounts shown in Note 3 on page F-14. Please explain the discrepancy to us or provide us with revised discussions that include amounts that reconcile to Note 3 and all other sections of the filing, as well as the roll-forward you provide in response to the comment above. As necessary, please revise the discussions to reflect the underlying significant causes for the provision for bad debt recorded in each period.

COMPANY RESPONSE: In response to the Staff’s comment, please refer to our response to Comment #2 above for the reconciliation of the recovery of bad debts in Note 3 and that stated on page 11 in respect of recoveries for bad debts for the nine months ended June 30, 2013.

On the condensed consolidated statements of comprehensive income for the three months ended June 30, 2013 (page F-4) and page 8 of the Form 10-Q, provision for bad debts of US$677,884 in respect of a specific customer and provision for other receivables of US$764,356 for the three months ended June 30, 2013 were inconsistently classified – they were erroneously included as general and administrative expenses for the three months ended June 30, 2013 but were included under “(provision for)/reversal of bad debt” for the nine months ended June 30, 2013. In other words, general and administrative expenses and reversal of bad debt for the three months ended June 30, 2013 should be US$(3,212,413) (or 7.0% of revenues) and US$2,945,565, respectively.

Jeanne Bennett
September 18, 2013

This inconsistency in classification has no impact on total operating expenses for the three months ended June 30, 2013. In future filings, we will ensure consistency in classification of these bad debt provision/recoveries.

**************************************************

In connection with the Company’s response to the foregoing comments, the Company hereby acknowledges that the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

  Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

  the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you would like to discuss any of our responses to the Staff’s comments or if you would like to discuss any other matters, please contact Thomas M. Shoesmith at (650)-233-4553, of Pillsbury Winthrop Shaw Pittman LLP, our outside counsel.

Sincerely,

CHINA BAK BATTERY, INC.

By: /s/ Xiangqian Li
Xiangqian Li
Chief Executive Officer